Filed pursuant to Rule 424(b)(7)
Registration No. 333-145161

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

A filing fee of $16,951, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the ordinary shares offered under the Registration Statement on Form F-3 filed on August 6, 2007 by means of this prospectus supplement. PROSPECTUS SUPPLEMENT (Subject to Completion)

Issued August 6, 2007

(To Prospectus dated August 6, 2007)

13,290,000 American Depositary Shares

Ctrip.com International, Ltd.

REPRESENTING 6,645,000 ORDINARY SHARES

Rakuten, Inc., the selling shareholder, is offering 13,290,000 American depositary shares, or ADSs, of Ctrip.com International, Ltd. Each ADS represents 0.5 of our ordinary shares. We will not receive any proceeds from the ADSs sold by Rakuten, Inc.

The ADSs are listed on the Nasdaq Global Market under the symbol “CTRP.” On August 3, 2007, the reported last sale price for the ADS was US$42.90 per ADS.

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page S-8.

PRICE $             AN ADS

	Price to the Public	Underwriting Discounts and Commissions	Proceeds to the Selling Shareholder
Per ADS	$	$	$
Total	$	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the ADSs to purchasers on August     , 2007.

Sole Bookrunner

MORGAN STANLEY

Citi

August     , 2007

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of the ADSs.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. In addition to this summary, we urge you to read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to purchase our ADSs.

Ctrip.com International, Ltd.

The Company

We are a leading travel service provider for hotel accommodations, airline tickets and packaged-tours in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also sell packaged-tours that include transportation and accommodations. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase airline tickets for domestic and international flights originating from China; and

•	choose and reserve packaged-tours that include transportation and accommodation, as well as guided tours in some instances.

We target our services primarily at business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this prospectus supplement, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. In 2006 and for the six months ended June 30, 2007, we sold approximately 6.8 million and 4.3 million hotel room nights, respectively. As of June 30, 2007, we had secured room supply relationships with over 5,300 hotels in China and over 16,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of June 30, 2007, we had guaranteed room allotments, which allow us to sell rooms to our customers even during peak seasons and provide instant confirmation, with approximately 56% of the hotels in China with whom we have a supply relationship. Guaranteed room allotments accounted for approximately 75% of our hotel transactions in the six months ended June 30, 2007. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 90% and 86% of our revenues from our hotel reservation business in 2006 and for the six months ended June 30, 2007, respectively.

We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. In 2006 and for the six months ended June 30, 2007, we sold approximately 6.4 million and 4.8 million airline tickets, respectively. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 45 major cities in China.

We also offer independent leisure travelers bundled package-tour products, which include air-ticketing and hotel reservations. Our package-tour products cover a variety of domestic and international destinations.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. In 2006 and for the six months ended June 30, 2007, transactions effected through our customer service center accounted for approximately 70% of our transaction volume, while our websites accounted for the balance.

We have experienced significant growth since we commenced operations in 1999. Our revenues grew from RMB 105 million in 2002 to RMB 834 million in 2006, which represented a compound annual growth rate, or CAGR, of 68% and our net income grew from RMB 14 million in 2002 to RMB 241 million in 2006, which represented a CAGR of 103%. In the six months ended June 30, 2007, we generated total revenues of RMB 558 million (US$73 million) and had net income of RMB 153 million (US$20 million). Our cumulative customers grew significantly from approximately 0.7 million as of March 31, 2004 to approximately 3.3 million as of June 30, 2007. The table below sets forth the approximate number of cumulative customers as of the end of the quarters indicated.

Period	Cumulative Customers (approximate in millions)
2004
First Quarter	0.7
Second Quarter	0.8
Third Quarter	0.9
Fourth Quarter	1.1

2005
First Quarter	1.2
Second Quarter	1.4
Third Quarter	1.5
Fourth Quarter	1.7

2006
First Quarter	1.9
Second Quarter	2.1
Third Quarter	2.3
Fourth Quarter	2.6

2007
First Quarter	2.9
Second Quarter	3.3

Our Strategy

Our goal is to create long-term shareholder value by enhancing our position as a leading travel service provider in China. We believe that China’s currently highly fragmented travel industry and under-served independent traveler market provide us with significant growth opportunities. We intend to pursue the following strategies to achieve our goal:

•

leverage the Ctrip brand to attract new travel suppliers and negotiate more favorable contractual terms with our existing suppliers, and strengthen the Ctrip brand by continuing to pursue a focused marketing and advertising campaign;

•

expand our hotel supplier network and room inventory, primarily through focusing the expansion on hotels with three-, four- and five-star ratings and continuing to pursue guaranteed room allotment arrangements with our hotel suppliers;

•	expand air-ticketing services, primarily through geographic expansion into the less-developed markets and enhance the quality of our services to our existing and new customers;

•	expand packaged-tour and other travel product offerings, primarily through further promoting packaged-tour products to existing customers who used our other services as well as to new customers;

•	expand our other travel-related products and services, including corporate travel services, outbound travel services and limousine services;

•

enhance our transaction and service platform, primarily through continuing to invest in the training of our customer service representatives and upgrading of our information technology systems underlying our customer service center and websites; and

•	expand into Hong Kong, Macau and other regions through strategic alliances that would allow us to expand the reach and scope of our travel products and services as well as our customer base.

Corporate Information

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (8621) 3406-4880. Our principal website address is www.ctrip.com. The information on our websites is not part of this prospectus supplement or the accompanying prospectus. Our agent for service of process in the United States is CT Corporation Systems, 111 Eighth Avenue, New York, New York 10011.

Conventions that Apply to this Prospectus Supplement

Unless otherwise indicated or the context otherwise requires and for purposes of this prospectus supplement only:

•

the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its affiliated Chinese entities;

•	“shares” and “ordinary shares” refer to our ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents 0.5 of our ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this prospectus supplement, excluding Taiwan, Hong Kong and Macau; and

•	all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

THE OFFERING

Offering price	US$ an ADS

ADSs offered by the selling shareholder	13,290,000 ADSs

ADSs outstanding immediately after this offering	65,134,362 ADSs

The ADSs	Each ADS represents 0.5 ordinary shares, par value US$0.01 per ordinary share. See “Description of American Depositary Shares” in the accompanying prospectus.

Depositary for the ADSs	The Bank of New York

Ordinary shares outstanding immediately after this offering	33,041,111 ordinary shares

Use of proceeds	We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

Lock-up

Subject to certain exceptions, our company and our senior executive officers have agreed with the underwriters not to sell, transfer or dispose of any ADSs or ordinary shares for a period of 90 days after the date of this prospectus supplement. See “Underwriters.”

Risk factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Nasdaq Global Market symbol	“CTRP”

Payment and Settlement	Morgan Stanley & Co. Incorporated expects to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on August , 2007.

The number of ordinary shares that will be outstanding immediately after this offering:

•	excludes 2,482,996 ordinary shares issuable upon the exercise of outstanding options as of the date of this prospectus supplement, at a weighted average exercise price of US$36.90 per share; and

•	excludes ordinary shares reserved for future issuance under our share incentive plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statement of income data for the years ended December 31, 2004, 2005 and 2006 and the summary balance sheet data as of December 31, 2006 set forth below are derived from our audited consolidated financial statements included in our annual report on Form 20-F incorporated by reference into this prospectus supplement and should be read in conjunction with, and are qualified in their entirety by reference to, these financial statements and the related notes. The translations of financial data for the year ended December 31, 2006 from RMB to U.S. dollars were made at a rate of RMB 7.8041 to US$1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 29, 2006. The summary consolidated statement of income data for the six months ended June 30, 2006 and 2007 and the summary balance sheet data as of June 30, 2007 set forth below are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus supplement. The translations of financial data for the six months ended June 30, 2007 from RMB to U.S. dollars were made at a rate of RMB 7.6120 to US$1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of June 29, 2007. Our consolidated financial statements are prepared in accordance with US GAAP.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per ordinary share and per ADS data)
Consolidated Statement of Income Data:
Revenues:
Hotel reservation	276,043	362,857	476,495	61,057	213,528	304,897	40,055
Air ticketing	64,228	165,603	302,988	38,824	127,633	211,557	27,793
Packaged-tour	10,480	22,756	41,702	5,344	17,877	28,855	3,791
Others	4,500	7,957	12,842	1,645	10,744	13,050	1,714

Total revenues	355,251	559,173	834,027	106,870	369,782	558,359	73,353

Less: Business tax and related surcharges	(20,209)	(34,990)	(54,075)	(6,929)	(23,738)	(38,125)	(5,008)

Net revenues	335,042	524,183	779,952	99,941	346,044	520,234	68,345

Cost of revenues	(51,637)	(88,627)	(153,132)	(19,622)	(63,723)	(105,783)	(13,897)

Gross profit	283,405	435,556	626,820	80,319	282,321	414,451	54,448

Operating expenses:
Product development	(38,510)	(57,913)	(105,938)	(13,575)	(47,576)	(75,572)	(9,928)
Sales and marketing	(73,051)	(112,532)	(172,492)	(22,103)	(76,059)	(107,368)	(14,105)
General and administrative	(38,114)	(42,651)	(93,174)	(11,939)	(42,692)	(65,233)	(8,570)

Total operating expenses	(149,675)	(213,096)	(371,604)	(47,617)	(166,327)	(248,173)	(32,603)

Income from operations	133,730	222,460	255,216	32,702	115,994	166,278	21,845
Interest income	5,543	12,661	15,632	2,003	8,819	6,346	834
Other income	6,409	19,971	11,214	1,437	3,368	8,507	1,117

Income before income tax expense and minority interests	145,682	255,092	282,062	36,142	128,181	181,131	23,796

Income tax expense	(12,517)	(30,577)	(41,277)	(5,289)	(19,076)	(27,987)	(3,677)
Minority interests	(39)	(269)	(221)	(28)	(149)	6	1

Net income	133,126	224,246	240,564	30,825	108,956	153,150	20,120

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per ordinary share and per ADS data)
Earnings per ordinary share:
Basic	4.33	7.06	7.44	0.95	3.39	4.68	0.61

Diluted	4.23	6.91	7.23	0.93	3.30	4.52	0.59

Earnings per ADS:
Basic	2.17	3.53	3.72	0.48	1.69	2.34	0.31

Diluted	2.11	3.46	3.62	0.46	1.65	2.26	0.30

The following table presents a summary of our condensed consolidated balance sheet data as of December 31, 2006 and June 30, 2007.

	As of December 31, 2006		As of June 30, 2007
	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	844,393	108,199	971,010	127,563
Other current assets	209,074	26,790	320,801	42,144
Non-current assets	398,386	51,048	529,254	69,529

Total assets	1,451,853	186,037	1,821,065	239,236

Current liabilities	421,045	53,952	547,909	71,980
Other long-term payables	2,438	312	1,625	213
Minority interests	673	86	667	88
Total shareholders’ equity	1,027,697	131,687	1,270,864	166,955

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Many statements made in this prospectus supplement contain forward-looking statements that reflect our current expectations and views of future events. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain profitability; and

•	the expected growth of and change in the travel and online commerce industries in China.

The forward-looking statements included in the prospectus supplement are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” included elsewhere in this prospectus supplement, including the following risks:

•	a slow-down of economic growth in China may adversely affect our growth and profitability;

•	declines or disruptions in the travel industry generally could reduce our revenue;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•

if we are unable to maintain existing travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete; and

•

if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

These risks are not exhaustive. Other sections of this prospectus supplement include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below together with the other information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, before making an investment decision. The trading price of our ADSs could decline due to any of these risks and you may lose all or part of your investment.

Risks Related to Our Company

A slow-down of economic growth in China may adversely affect our growth and profitability.

Our business and operations are primarily based in China and almost all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the growth in the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, we cannot assure you that growth will continue or that any slow-down will not have a negative effect on our business. Any slow-down of economic growth in China could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition.

Declines or disruptions in the travel industry generally could reduce our revenue.

A large part of our business is currently driven by the trends that occur in the travel industry in China, including the hotel, airline and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	an outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

•	increased prices in the hotel, airline, or other travel-related industries;

•	increased occurrence of travel-related accidents;

•	natural disasters or poor weather conditions; and

•	terrorist attacks or threats of terrorist attacks or wars.

We could be severely and adversely affected by declines or disruptions in the travel industry and in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short- and long-term.

The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The price of our ADSs may fluctuate in response to a number of events and factors, such as quarterly variations in operating results; new governmental restrictions or regulations relating to our business markets; conditions or trends in the online travel and e-commerce industries; changes in financial estimates and recommendations by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to us; and news reports relating to trends in our markets or general economic conditions.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operation in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options awards. See “—Risks Related to the Shares and ADSs—The market price for our ADSs may be volatile.”

If we are unable to maintain existing travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, or if our hotel suppliers increase their competition with us through their direct sales, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers, or because of reduced demand for our services. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the price of our ADSs.

We derive significant benefits, including revenues, from our arrangements with major domestic airlines in China and many international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, these airlines also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

Part of the revenues that we derived from our hotel suppliers, airline ticket suppliers and other travel service providers are obtained through our strategic alliances with various third parties. We cannot assure you, however, that we will be able to successfully establish and maintain strategic alliances with third parties that are effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by a counterparty, and increase of the expenses to establish new strategic alliances, which may materially and adversely affect our business.

If we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.

We believe that establishing, maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The promotion of our brand will depend largely on our success in maintaining a sizeable and active customer base, providing high-quality customer service and organizing effective marketing and advertising programs. If our current customer base significantly declines, or the quality of our customer services substantially deteriorates, or if we fail to cost-effectively promote and maintain our brand, our business, operating results and financial condition would be materially and adversely affected.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc. We also compete with traditional travel agencies. In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China in the future. We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, as more international travelers visit China, international travelers may become an increasingly important customer base. Competitors that have strategic alliances with consolidators abroad may have more effective channels to direct on-line booking to their websites for travel needs in China. Our industry is characterized by relatively low fixed costs. In addition, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors means potential entrants to our industry face relatively low entry barriers.

Increased competition could reduce our operating margins and profitability and result in loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business will be materially and adversely affected.

Our quarterly results are likely to fluctuate because of seasonality in the travel industry in China.

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity around and during the Chinese New Year holiday, which occurs during the period. Consequently, our revenues may fluctuate from quarter to quarter.

Our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete.

Our customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai and are therefore vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and similar events. We do not carry business interruption insurance to compensate us for losses that may occur.

We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate future traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers, which will have a material and adverse effect on our results of operations and financial condition.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued services of our key executives. We rely on their expertise in business operations, finance and travel services and on their relationships with our shareholders, suppliers and regulators. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them. Therefore, our business may be severely disrupted and we may incur additional expenses to recruit and train personnel, our financial condition and results of operations may be materially and adversely affected.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “—The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, customer service center and systems, and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites and customer service center may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and Internet content provision businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands company and a foreign person under PRC law. Due to foreign ownership restrictions in the air-ticketing, travel agency, advertising and Internet content provision industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations. Under the equity pledge agreement, the shareholders pledged their respective equity interests in the Chinese affiliated entities to our subsidiaries. Such pledge was duly created by recording the pledge on the relevant Chinese affiliated entities’ register of shareholders in accordance with the PRC Collateral Law, and is currently effective. However, according to the PRC Property Rights Law to be effective as of October 1, 2007, the effectiveness of such pledge will be denied if the pledge is not registered with the relevant administration for industry and commerce. Our subsidiaries applied for such registration, but the application was denied as no registration procedures were available. Our subsidiaries will continue to make efforts to register such pledge when the administration for industry and commerce implements registration procedures in accordance with PRC Property Rights Law in the future. We can not assure you that our subsidiaries will be able to register the pledge on or prior to October 1, 2007, and if they are unable to do so, the effectiveness of such pledge may be affected.

In the opinion of our PRC counsel, our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly-owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income, or the income of our affiliated Chinese entities, revoking our business licenses, or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our affiliated Chinese entities to discontinue any portion or all of our Internet content provision, air-ticketing, travel agency or advertising businesses.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

If our affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time-consuming and expensive.

As the PRC government restricts foreign ownership of Internet content provision, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non- hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities. Although we have been advised by our PRC counsel that these contractual arrangements are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, Qi Ji, and our officers, Min Fan, Jianmin Zhu and Gangyi Yan, are also the principal shareholders of our affiliated Chinese entities. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our affiliated Chinese entities, we are effectively subject to the 5% PRC business tax on both revenues generated by our affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our affiliated Chinese entities. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated Chinese entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that our affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. On March 16, 2007, the National People’s Congress in China adopted the Unified Enterprise Income Tax Law, or the new tax law, which will become effective on January 1, 2008. This new tax law requires every enterprise in China to submit its annual tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arms-length principles. As a result, our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises, or FIEs, are exempted from PRC withholding tax. Pursuant to the new tax law which will become effective on January 1, 2008, however, dividends payable by an FIE to its foreign investors will be subject to a 20% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our subsidiaries in China are considered FIEs and are directly held by our subsidiary in Hong Kong. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by an FIE in China to its direct holding company in Hong Kong will be subject to a no more than 5% withholding tax. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed to us by our subsidiaries in China.

The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for Internet content provision, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

In particular, the Civil Aviation Administration of China, or CAAC, regulates pricing of air tickets as well as commissions payable to air- ticketing agencies. If restrictive policies are adopted by CAAC or any of its regional branches, our air-ticketing revenues may be adversely affected.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective in the United States. Policing unauthorized use of proprietary technology is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown rapidly during the last several years. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, inability to complete acquisitions, inability to realize anticipated benefits, failure to commercialize purchased technologies, inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We rely on services from third parties to carry out our business and to deliver our products to customers, and if there is any interruption or deterioration in the quality of these services, our customers may not continue using our services.

We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party air-ticketing agencies to issue air tickets, confirmations and deliveries in some cities in China. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver air tickets in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, our commission income and revenues may decrease.

A substantial portion of our revenues is represented by commissions which hotels pay us for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and check-out dates, which information forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, we would not be able to recognize revenue to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.

We may suffer losses if we are unable to predict the amount of inventory we will need to purchase during the peak holiday seasons.

During the peak holiday seasons in China, we establish limited merchant business relationships with selected travel service suppliers, particularly for our packaged-tour products, in order to secure adequate supplies for our customers. In the merchant business relationship, we buy hotel rooms and/or air tickets before selling them to our customers and thereby incur inventory risk. If we are unable to correctly predict demand for hotel rooms and air tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and air tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

If tax benefits available to our subsidiaries in China are reduced or repealed, our results of operations could suffer.

Pursuant to applicable tax laws in China, companies established in China are generally subject to an enterprise income tax, or EIT, at a statutory rate of 33%. Our subsidiary, Ctrip Computer Technology, is currently entitled to a 18% EIT rate because it has been classified as a “new and high-technology enterprise.” In addition, our subsidiary, Ctrip Travel Information, is currently entitled to a 15% EIT rate due to its registration in the Pudong Economic Development Zone, which rate is further reduced by 50% for each of the years from 2005 to 2007 because it has been classified as a “software enterprise”. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a five-year transition period for the enterprises, whether foreign-invested or domestic, during which they are allowed to continue to enjoy their existing preferential tax treatments provided by the then applicable tax laws and administrative regulations. Preferential tax treatments will continue to be granted to enterprises which conduct businesses in certain encouraged sectors and to enterprises otherwise classified as “new and high technology enterprise strongly supported by the state,” however, the new tax law does not define “new and high technology enterprise strongly supported by the state.” The new tax law also provides, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered as “resident enterprises” and will normally be subject to the EIT at the rate of 25% on its global income. Neither does the new tax law define the term “de facto management bodies.” We cannot assure you that Ctrip Computer Technology would be qualified as a “new and high technology enterprise strongly supported by the state,” neither can we assure you that Ctrip.com International, Ltd. would not be considered as a “resident enterprise” under the new tax law and therefore subject to the EIT at the rate of 25% on its global income. If Ctrip Computer Technology or Ctrip Travel Information would be subject to the new standard EIT at the rate of 25% or Ctrip.com International, Ltd. be considered as a “resident enterprise,” our results of operations and financial conditions may be materially and adversely affected.

We may be subject to additional business tax for our hotel reservation services.

Some of our hotel reservation services customers prepay for their expected hotel stays. They pay us the entire amount of hotel charges before checking in. As a result, we issue them invoices representing the entire amount of their expected hotel charges. Although we recognize as revenue only our hotel commissions, we cannot assure that, in these cases, the PRC tax authorities will not deem the entire invoiced amount as our revenue and impose business tax on such amount. Payment of business tax on the full amounts represented by these invoices may have a material and adverse effect on our financial condition and results of operations.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in the periods prior to 2002. We cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volume and revenue could result in substantial operating losses.

We may be subject to litigation for information provided on our websites, which may be time-consuming to defend.

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information, accessible on our websites, contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any such claims, with or without merit, could be time consuming and costly to defend, result in litigation and divert management’s attention and resources.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

We conduct a portion of our transactions through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

The recurrence of SARS and other similar outbreaks such as avian flu may materially and adversely affect our business and operating results.

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Although none of our employees was infected with SARS, our business and operating results were adversely affected. Since 2005 there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases.

A recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases such as avian flu may adversely affect our business and operating results. Ongoing concerns regarding SARS, avian flu or any other contagious disease, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases such as avian flu, travel to and from disease-affected regions could be curtailed. Continued or additional restrictions on travel to and from these and other regions on account of outbreak of any contagious disease could have a material and adverse effect on our business and operating results.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources and have a material and adverse effect on our business and operating results.

We face a greater risk of doubtful accounts as our corporate travel business increases in scale.

As we have recently begun to provide travel booking services to corporate customers which generally request credit terms, we expect our accounts receivable to increase. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our corporate travel service customers. As a result, we may face a greater risk of non- payments in our accounts receivable and, when our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

As we have commenced accounting for employee share options using the fair value method beginning from 2006, such accounting treatment could continue to significantly reduce our net income.

Beginning in 2006, we commenced to account for share-based compensation in accordance with FASB Statement No. 123R, Share-Based Payment, or FAS No. 123R, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. Prior to 2006, we recorded share-based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. In 2006 and in the six months ended June 30, 2007, share-based compensation expense reduced our diluted earnings per ADS by approximately US$0.11 and US$0.08, respectively. The adoption of SFAS No. 123R may continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair-value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2006. In addition, our independent registered public accounting firm attested to our management’s assessment on the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2006. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar.

For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to August 3, 2007, the Renminbi cumulatively appreciated approximately 9.4% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets and our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of RMB or U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because substantially all of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of the State Administration of Foreign Exchange, or SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice, or Notice 75, in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in the PRC, referred to in the notice as a “special purpose offshore company.” PRC residents that are shareholders of special purpose offshore companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. On May 29, 2007, SAFE further promulgated the guideline for Notice 75, or Guideline 106, which clarifies certain implementation questions of Notice 75. According to Notice 75 and Guideline 106, any PRC resident who is a direct or indirect shareholder of an offshore company is also required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations.

We have notified beneficial owners of our company who we know are PRC residents to register with the local SAFE branch as required under the SAFE notice. The failure or inability of beneficial owners of our company resident in the PRC to comply with the registration procedures set forth therein may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online commerce service business.

Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely available or acceptable to consumers in China as in the United States and other developed countries. In addition, only a limited number of consumers in China have credit cards or debit cards, relative to countries like the United States. The lack of adequate online payment systems may limit the number of online commerce transactions that we can service. If online payment services do not develop, our ability to grow our online commerce business may be limited.

The Internet market has not been proven as an effective commercial medium in China.

The market for Internet products and services in China has only recently begun to develop. The Internet penetration rate in China is lower than those in the United States and other developed countries. Since the Internet is an unproven medium for commerce in China, our future operating results from online services will depend substantially upon the increased use and acceptance of the Internet for distribution of products and services and facilitation of commerce in China.

The Internet may not become a viable commercial marketplace in China for various reasons in the foreseeable future. More salient impediments to Internet development in China include:

•	consumer dependence on traditional means of commerce;

•	inexperience with the Internet as a sales and distribution channel;

•	inadequate development of the necessary infrastructure to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet;

•	inexperience with credit card usage or with other means of electronic payment; and

•	limited use of personal computers.

If the Internet is not widely accepted as a medium for online commerce in China, our ability to grow our online business would be impeded.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We have attempted to comply with the PRC government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.

To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel that our arrangements with our affiliated Chinese entities are valid under current PRC law and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

Our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

If the PRC tax authorities were to determine that the contractual arrangements between Ctrip Computer Technology, Ctrip Travel Network and our affiliated Chinese entities were not made on an arm’s length basis and constituted a favorable transfer pricing, they could request that our affiliated Chinese entities make an upward adjustment to their respective taxable income for PRC income tax purposes, pay penalties for past underpayment of taxes, or terminate Ctrip Computer Technology’s preferential tax treatment. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operations under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, China Telecom and China Netcom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Risks Related to the Shares and ADSs

The future sales by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

If our existing shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Any future sales of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the Internet, online commerce or travel industries;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	changes in the economic performance or market valuations of other companies that focus on the China market;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	potential litigation.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and several affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

Under our deposit agreement, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that you cannot prevent ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights may be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933 or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007.

You should read this table together with our condensed consolidated financial statements and the related notes included elsewhere in this prospectus supplement and incorporated by reference in this prospectus supplement.

	As of June 30, 2007
	RMB	US$
	(in thousands)
Shareholders’ equity:
Ordinary shares, US$0.01 par value, 100,000,000 shares authorized; 33,041,111 shares issued and outstanding(1)	2,731	359
Additional paid-in capital	724,251	95,146
Statutory reserves	53,788	7,066
Cumulative foreign currency translation adjustments	(22,902)	(3,009)
Retained earnings	512,996	67,393

Total shareholders’ equity	1,270,864	166,955

Total capitalization(2)	1,270,864	166,955

(1)	The number of ordinary shares issued and outstanding as of June 30, 2007 excludes 2,482,996 ordinary shares issuable upon the exercise of outstanding options.
(2)	We do not have any outstanding indebtedness as of the date of this prospectus supplement.

DIVIDEND POLICY

On July 8, 2005, we distributed dividends in the aggregate amount of RMB 40 million (US$4.8 million) to our shareholders of record as of June 30, 2005, at a dividend rate of RMB 1.26, or US$0.153, per ordinary share. On July 14, 2006, we distributed dividends in the aggregate amount of RMB 67 million (US$8.4 million) to our shareholders of record as of June 30, 2006, at a dividend rate of RMB 2.04, or US$0.255, per ordinary share. On July 6, 2007, we distributed dividends in the aggregate amount of RMB 72 million (US$9.5 million) to our shareholders of record as of June 29, 2007, at a dividend rate of RMB 2.11, or US$0.277, per ordinary share. On June 15, 2007, our shareholders approved the distribution of dividends equal to 30% of our net income for 2007 to the shareholders of record as of a date to be determined by our board of directors.

We rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China. In accordance with current Chinese laws and regulations, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, our subsidiaries in China are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specified purposes and are not transferable to us in forms of loans, advances, or cash dividends.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, potential tax implications and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

MARKET PRICE INFORMATION FOR OUR ADSs

Our ADSs, each representing 0.5 of our ordinary shares, have been listed on the Nasdaq Global Market since December 9, 2003. Our ADSs trade under the symbol “CTRP.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each of the quarters indicated.

	Sales Price
	High(1)	Low(1)
	US$	US$
Period
2003
Fourth Quarter (from December 9)	10.7625	6.0000

2004
First Quarter	10.4100	6.1875
Second Quarter	8.7500	5.6625
Third Quarter	9.2300	7.2750
Fourth Quarter	14.2275	8.3150

2005
First Quarter	11.6475	9.2700
Second Quarter	13.5000	9.0350
Third Quarter	16.6750	12.1475
Fourth Quarter	16.6650	12.7875

2006
First Quarter	21.1525	13.9075
Second Quarter	26.6550	20.7225
Third Quarter	28.2500	21.2000
Fourth Quarter	32.6550	22.4500

2007
First Quarter:
January	37.3400	31.5000
February	35.6300	28.5750
March	34.1850	27.5250

Second Quarter:
April	36.2100	33.2650
May	41.0450	34.7950
June	39.8050	36.0300

Third Quarter (through August 3):
July	44.9200	38.0000
August (through August 3)	43.0200	36.8000

(1)	Sale prices are adjusted for changes of the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing one ordinary share which was effected on April 11, 2006, and from one ADS representing one ordinary share to one ADS representing 0.5 ordinary shares, which was effected on July 31, 2007.

EXCHANGE RATE INFORMATION

Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus supplement is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this prospectus supplement were made at a rate of RMB 7.6120 to US$1.00, the noon buying rate in effect as of June 29, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On August 3, 2007, the noon buying rate was RMB 7.5670 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus supplement or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August (through August 3)	7.5670	7.5691	7.5733	7.5670

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

RECENT DEVELOPMENTS

Results of Operations for the Six Months Ended June 30, 2006 and 2007

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 included elsewhere in this prospectus supplement. Our historical results discussed are not necessarily indicative of our full year performance or of results to be expected from any future period. The following discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

The following table sets forth our unaudited condensed consolidated results of operations for the six months ended June 30, 2006 and 2007.

	For the Six Months Ended June 30,
	2006	2007
	RMB	RMB	US$
	(in thousands)
Revenues:
Hotel reservation	213,528	304,897	40,055
Air-ticketing	127,633	211,557	27,793
Packaged-tour	17,877	28,855	3,791
Others	10,744	13,050	1,714

Total revenues	369,782	558,359	73,353
Less: Business tax and related surcharges	(23,738)	(38,125)	(5,008)

Net revenues	346,044	520,234	68,345

Cost of revenues	(63,723)	(105,783)	(13,897)

Gross profit	282,321	414,451	54,448

Operating expenses:
Product development	(47,576)	(75,572)	(9,928)
Sales and marketing	(76,059)	(107,368)	(14,105)
General and administrative	(42,692)	(65,233)	(8,570)

Total operating expenses	(166,327)	(248,173)	(32,603)

Income from operations	115,994	166,278	21,845
Interest income	8,819	6,346	834
Other income	3,368	8,507	1,117

Income before income tax expense and minority interests	128,181	181,131	23,796
Income tax expense	(19,076)	(27,987)	(3,677)
Minority interests	(149)	6	1

Net income	108,956	153,150	20,120

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Revenues.    Our revenues of RMB 558 million (US$73 million) in the first half of 2007 represented an increase of 51% over RMB 370 million in the first half of 2006. This revenue growth was principally driven by the robust volume growth of hotel room nights we booked and the air tickets we sold.

Hotel Reservation.    Revenues from our hotel reservation business increased by 43% to RMB 305 million (US$40 million) in the first half of 2007 from RMB 214 million in the first half of 2006, primarily as a result of the continued rapid growth in our sales volume of hotel room nights. The total number of hotel room nights sold was approximately 4.3 million in the first half of 2007 compared to approximately 3.1 million in the first half of 2006.

Air-Ticketing.    Revenues from our air-ticketing business increased by 66% to RMB 212 million (US$28 million) in the first half of 2007 from RMB 128 million in the first half of 2006, primarily due to the strong growth in our airline tickets sales volume in the first half of 2007. The total number of airline tickets sold in the first half of 2007 was approximately 4.8 million compared to approximately 2.8 million in the first half of 2006.

Packaged-Tour.    Packaged-tour revenues increased substantially by 61% to RMB 29 million (US$4 million) in the first half of 2007 from RMB 18 million in the first half of 2006 as we continued to expand our packaged-tour business.

Net Revenues.    Our net revenues increased to RMB 520 million (US$68 million) in the first half of 2007 from RMB 346 million in the first half of 2006 as a result of our increased revenues, partially offset by the resulting increase in business tax and related surcharges.

Cost of Revenues.    Cost of revenues in the first half of 2007 increased by 66% to RMB 106 million (US$14 million) from RMB 64 million in the first half of 2006. This increase was primarily attributable to the hiring of additional customer service representatives and the increased telecommunication expenses resulting from the overall expansion of our hotel reservation, air-ticketing and packaged-tour businesses and the increase in the costs of credit card charges.

Operating Expenses.    Operating expenses in the first half of 2007 increased by 49% to RMB 248 million (US$33 million) from RMB 166 million in the first half of 2006, primarily due to a significant increase in all of our expense line items. Operating expenses as a percentage of net revenues remained at 48% for the first half of 2007 as compared to the first half of 2006.

Product Development.    Product development expenses increased by 59% to RMB 76 million (US$10 million) in the first half of 2007 from RMB 48 million in the first half of 2006, primarily due to increased salary and benefit expenses for our product development staff.

Sales and Marketing.    Sales and marketing expenses increased by 41% to RMB 107 million (US$14 million) in the first half of 2007 from RMB 76 million in the first half of 2006, primarily due to increased salary and benefit expenses for our sales and marketing staff and increased expense in connection with our customer reward program and advertising.

General and Administrative.    General and administrative expenses increased by 53% to RMB 65 million (US$9 million) in the first half of 2007 from RMB 43 million in the first half of 2006, primarily due to increased salary and benefit expenses for our general and administrative staff and increased rental and utility expenses.

Interest Income.    Interest income decreased to RMB 6 million (US$1 million) in the first half of 2007 from RMB 9 million in the first half of 2006 due to the decrease in our U.S. dollar cash balance, which had a higher interest rate.

Income Tax Expenses.    Income tax expense for the first half of 2007 increased by 47% to RMB 28 million (US$4 million) from RMB 19 million for the first half of 2006, primarily due to the increase in our taxable income. Our effective income tax rate was 15% for the first half of 2006 and the first half of 2007.

Other Developments

Dividends Distribution

In June 2007, our shareholders approved our proposed distribution of dividends equal to 30% of our net income for 2007 to the shareholders of record as of a date to be determined by our board.

2007 Share Incentive Plan

In June 2007, our shareholders approved our 2007 Share Incentive Plan, or 2007 Plan, under which the maximum aggregate number of ordinary shares which may be issued pursuant to awards under the 2007 Plan is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million ordinary shares to be added on the first business day of each calendar year beginning in 2008 to 2016.

THE SELLING SHAREHOLDER

The table below sets forth the number of our ordinary shares represented by ADSs that are to be offered and sold by the selling shareholder under this prospectus supplement, and the beneficial ownership of our ordinary shares of the selling shareholder both before and after this offering.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Represented by ADSs Being Sold in This Offering		Shares Beneficially Owned After This Offering
	Number(1)	%(2)	Number	%(2)	Number(1)	%(2)
Selling shareholder:
Rakuten, Inc.(3).	6,645,000	20.1	6,645,000	20.1	0	0.0

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.
(2)	Percentage ownership prior to this offering is calculated by dividing the number of shares beneficially owned by such person by the sum of 33,041,111, being the number of ordinary shares outstanding as of the date of this prospectus supplement.
(3)	Since Rakuten Inc., or Rakuten, purchased its shares in June 2004 from a group of our then shareholders, Rakuten has had one of its appointees as a director of our company. Pursuant to our articles of association, as currently in effect, Rakuten has the right to appoint one director so long as Rakuten holds at least 3,322,500 of our ordinary shares. The address for Rakuten is Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo 106-6118, Japan.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 65,134,362 ADSs representing approximately 98.6% of our ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” who are subject to restriction under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Lock-Up Agreements

We have agreed for a period of 90 days after the date of this prospectus supplement, subject to the exceptions specified in “Underwriters,” not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

Our senior executive officers have agreed for a period of 90 days after the date of this prospectus supplement, subject to the exceptions specified in “Underwriters,” not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year is entitled to sell within any three-month period commencing 90 days after the effective date of this offering a number of ordinary shares that does not exceed the greater of the following:

•	1.0% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 330,411 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases ordinary shares, in the form of ADSs or otherwise, from us in connection with a compensatory stock plan and the associated agreements entered into prior to our initial public offering is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

To our knowledge, Rakuten, Inc. is the only shareholder with registration rights as of the date of this prospectus supplement. Rakuten, Inc. will sell all of its current holdings of our ordinary shares in this offering.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement the underwriters named below, for whom Morgan Stanley & Co. International plc is acting as representative, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Citigroup Global Markets Inc.

Total	13,290,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus supplement if any such ADSs are taken.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $             an ADSs under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representative.

Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer affiliate, Morgan Stanley & Co. Incorporated.

The expenses of the offering, not including the underwriting discount, are estimated to be $700,000 in total. These expenses consist of the following:

•	a U.S. Securities and Exchange Commission registration fee of approximately $20,000;

•	estimated printing expenses of $180,000;

•	estimated legal fees and expenses of $280,000;

•	estimated accounting fees and expenses of $160,000; and

•	estimated miscellaneous fees and expenses of $60,000.

The underwriters have agreed to reimburse us and the selling shareholder for certain expenses in connection with the offering of the ADSs.

The ADSs are listed on the Nasdaq Global Market under the symbol “CTRP.”

Ctrip has agreed that, without the prior written consent of Morgan Stanley & Co. International plc on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

The restrictions described in this paragraph do not apply to:

•	the sale of ordinary shares in the form of ADSs to the underwriters;

•

the issuance by Ctrip of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing; or

•

the grant of options by Ctrip to its employees, directors or consultants pursuant to Ctrip’s existing share option plans, provided that none of these options will be exercisable during the period ending 90 days after the date of this prospectus supplement.

Certain officers of Ctrip have agreed that, without the prior written consent of Morgan Stanley & Co. International plc on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

The restrictions described in this paragraph do not apply to transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of the offering of the ADSs.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the ADSs for their own account. In addition, to cover over-allotments or to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ordinary shares in the offering, if the syndicate repurchases previously distributed ADSs in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectus supplements by electronic means, such as e-mail. In addition, Morgan Stanley & Co. International plc and Citigroup Global Markets Inc. may be facilitating Internet distribution for this offering to certain of their Internet subscription customers. An electronic prospectus supplement may be available on the Internet websites maintained by Morgan Stanley & Co. International plc and Citigroup Global Markets Inc. Other than the prospectus supplement in electronic format, the information on the websites of Morgan Stanley & Co. International plc and Citigroup Global Markets Inc. is not part of this prospectus supplement.

From time to time, the underwriters and their affiliates have provided, and continue to provide, investment banking services to us.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Cayman Islands

This prospectus supplement does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Morgan Stanley & Co. International plc’s address is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

Citigroup Global Markets Inc.’s address is 388 Greenwich Street, New York, New York 10013, USA.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP and for the selling shareholder by Morrison & Foerster LLP. Certain legal matters with respect to Japanese law will be passed upon for the selling shareholder by Ito & Mitomi. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Jingtian & Gongcheng. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands’ law, upon Commerce & Finance Law Offices with respect to matters governed by PRC law and upon Li & Partners with respect to matters governed by Hong Kong law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus Supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai, 200021, People’s Republic of China.

ADDITIONAL INFORMATION

We have filed a registration statement with the SEC on Form F-3 under the Securities Act relating to the ADSs and underlying ordinary shares to be sold in this offering. This prospectus supplement, which constitutes a part of that registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us, our ordinary shares and our ADSs.

We are currently subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders will be exempt from the reporting and “shortswing” profit recovery provisions of the Exchange Act.

All information filed with the SEC can be inspected and copied at the public reference facilities of the SEC, at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. We file reports with the SEC electronically. The reports that we have filed with the SEC electronically are available to you over the Internet at the SEC website at http://www.sec.gov. Our SEC filings, including this prospectus supplement, and other information may also be inspected at the offices of the Nasdaq Global Market, Reports Section, 1735 K Street, N.W. Washington, D.C. 20006.

We furnish to The Bank of New York, as the depositary for the ADSs, annual reports, which include annual audited consolidated financial statements prepared in accordance with U.S. GAAP. The depositary has agreed that, at our request, it will promptly mail these reports to all registered holders of ADSs. We also furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary, upon our written request, will arrange for the mailing of these documents to record holders of ADSs.

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on April 12, 2007, and

•

any future information contained in filings on Form 6-K made with the SEC under the Exchange Act after the date of this prospectus supplement and prior to the termination of the offer as described in this prospectus supplement, that is identified in such forms as being incorporated into this prospectus supplement.

We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any document incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. You should direct your request for these filings to us at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, attention: Tracy Cui, Director of Investor Relations, telephone number: (8621) 3406-4880. You may also obtain these filings electronically at the SEC’s worldwide website at http://www.sec.gov/edgarhp/htm.

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2007

	Six-month period ended June 30, 2006	Six-month period ended June 30, 2007	Six-month period ended June 30, 2007

	RMB	RMB	US$
Revenues:
Hotel reservation	213,527,721	304,897,172	40,054,805
Air-ticketing	127,633,128	211,556,937	27,792,556
Packaged-tour	17,876,766	28,854,630	3,790,677
Others	10,744,077	13,050,497	1,714,464

Total revenues	369,781,692	558,359,236	73,352,502

Less: business tax and related surcharges	(23,737,605)	(38,124,594)	(5,008,486)

Net revenues	346,044,087	520,234,642	68,344,016

Cost of revenues	(63,722,635)	(105,783,048)	(13,896,880)

Gross profit	282,321,452	414,451,594	54,447,136

Operating expenses:
Product development	(47,576,066)	(75,571,595)	(9,927,955)
Sales and marketing	(76,059,275)	(107,368,163)	(14,105,119)
General and administrative	(42,692,021)	(65,232,516)	(8,569,695)

Total operating expenses	(166,327,362)	(248,172,274)	(32,602,769)

Income from operations	115,994,090	166,279,320	21,844,367

Interest income	8,818,613	6,346,115	833,699
Other income	3,368,082	8,505,879	1,117,430

Income before income tax expense and minority interests	128,180,785	181,131,314	23,795,496

Income tax expense	(19,076,010)	(27,986,967)	(3,676,690)
Minority interests	(148,975)	5,778	759

Net income	108,955,800	153,150,125	20,119,565

Other comprehensive income:
Foreign currency translation adjustments	(3,497,637)	(6,803,248)	(893,753)

Comprehensive income	105,458,163	146,346,877	19,225,812

Earnings per ordinary share
—Basic	3.39	4.68	0.61

—Diluted	3.30	4.52	0.59

Earnings per ADS
—Basic	1.69	2.34	0.31

—Diluted	1.65	2.26	0.30

Weighted average ordinary shares outstanding
—Basic shares	32,168,667	32,733,280	32,733,280

—Diluted shares	33,039,792	33,852,947	33,852,947

Share-based compensation included in operating expense above is as follows:
Product development	6,422,606	10,753,630	1,412,721
Sales and marketing	3,989,677	6,534,167	858,403
General and administrative	16,201,759	24,399,114	3,205,349

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND JUNE 30, 2007

	December 31, 2006*	June 30, 2007	June 30, 2007

	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	844,392,604	971,009,682	127,563,017
Restricted cash	6,600,000	6,600,000	867,052
Short-term investment	—	13,000,000	1,707,830
Accounts receivable, net	136,688,354	235,952,798	30,997,477
Due from related parties	939,000	1,145,150	150,440
Prepayments and other current assets	61,931,154	60,034,095	7,886,770
Deferred tax assets, current	2,916,151	4,069,351	534,597

Total current assets	1,053,467,263	1,291,811,076	169,707,183

Long-term deposits	80,174,984	112,605,303	14,793,130
Land use rights	66,449,208	65,766,511	8,639,846
Property, equipment and software	153,690,484	252,881,270	33,221,396
Investment	80,416,250	80,416,250	10,564,405
Goodwill	14,595,849	14,595,849	1,917,479
Intangible assets	3,058,465	2,988,637	392,622

Total assets	1,451,852,503	1,821,064,896	239,236,061

LIABILITIES
Current liabilities:
Accounts payable	151,408,198	237,251,818	31,168,132
Due to related parties	407,128	389,128	51,120
Salary and welfare payable	32,778,110	38,912,388	5,111,980
Taxes payable	34,913,392	31,680,995	4,161,980
Advances from customers	38,178,866	43,603,659	5,728,279
Accrued liability for customer reward program	29,566,712	36,272,589	4,765,185
Dividend payable	72,169,155	72,169,155	9,480,971
Other payables and accruals	61,623,712	87,629,352	11,512,001

Total current liabilities	421,045,273	547,909,084	71,979,648

Other long-term payables	2,437,500	1,625,000	213,479

Total liabilities	423,482,773	549,534,084	72,193,127

Minority interests	672,780	667,002	87,625

Commitments and contingencies

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 32,649,753 and 33,041,111 shares issued and outstanding as of December 31, 2006 and June 30, 2007, respectively.)	2,700,889	2,730,815	358,751
Additional paid-in capital	627,461,168	724,251,225	95,145,984
Statutory reserves	53,787,911	53,787,911	7,066,200
Cumulative foreign currency translation adjustments	(16,099,263)	(22,902,511)	(3,008,738)
Retained earnings	359,846,245	512,996,370	67,393,112

Total shareholders’ equity	1,027,696,950	1,270,863,810	166,955,309

Total liabilities and shareholders’ equity	1,451,852,503	1,821,064,896	239,236,061

*	Derived from the Company’s audited consolidated financial statements as of December 31, 2006.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007

	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Cumulative foreign currency translation adjustments	Retained earnings	Total shareholders’ equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2006	32,649,753	2,700,889	627,461,168	53,787,911	(16,099,263)	359,846,245	1,027,696,950

Exercise of share option	391,358	29,926	55,103,146	—	—	—	55,133,072
Share-based compensation	—	—	41,686,911	—	—	—	41,686,911
Foreign currency translation adjustments	—	—		—	(6,803,248)	—	(6,803,248)
Net income	—	—	—	—	—	153,150,125	153,150,125

Balance as of June 30, 2007	33,041,111	2,730,815	724,251,225	53,787,911	(22,902,511)	512,996,370	1,270,863,810

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2007

	Six-month period ended June 30, 2006	Six-month period ended June 30, 2007	Six-month period ended June 30, 2007
	RMB	RMB	US$
Cash flows from operating activities:
Net income	108,955,800	153,150,125	20,119,565
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	26,614,042	41,686,911	5,476,473
Depreciation and amortization of property, equipment and software and intangible assets	5,497,845	10,237,087	1,344,862
Minority interests	148,975	(5,778)	(759)
Deferred tax benefits	(925,378)	(1,153,200)	(151,498)
Loss from disposal of property, equipment and software	13,521	1,062,487	139,581
Changes in current assets and liabilities:
Increase in accounts receivable	(47,280,608)	(102,243,737)	(13,431,915)
Increase in due from related parties	(791,136)	(206,150)	(27,082)
Increase in prepayments and other current assets	(6,973,402)	(6,543,065)	(859,572)
Increase in long-term deposits	(7,019,178)	(32,430,319)	(4,260,420)
Increase in accounts payable	21,037,327	85,843,620	11,277,407
Decrease in due to related parties	(564,344)	(18,000)	(2,366)
Increase (decrease) in salary and welfare payable	(402,972)	6,134,278	805,869
Increase (decrease) in taxes payable	3,298,848	(3,232,397)	(424,645)
Increase (decrease) in advances from customers	(4,032,227)	5,424,793	712,663
Increase in accrued liability for customer reward program	6,328,875	6,705,877	880,961
Increase (decrease) in other payables and accruals	14,370,423	(12,314,303)	(1,617,749)

Net cash provided by operating activities	118,276,411	152,098,229	19,981,375

Cash flows from investing activities:
Purchase of property, equipment and software	(25,549,559)	(68,723,870)	(9,028,359)
Cash paid for investments	(53,515,196)	—	—
Cash paid for minority interest in a VIE	—	(1,562,500)	(205,268)
Purchase of intangible assets	(2,000,000)	—	—
Cash paid for short-term investment	—	(13,000,000)	(1,707,830)

Net cash used in investing activities	(81,064,755)	(83,286,370)	(10,941,457)

Cash flows from financing activities:
Proceeds from exercise of share option	31,542,003	61,642,882	8,098,119

Net cash provided by financing activities	31,542,003	61,642,882	8,098,119

Effect of foreign exchange rate changes on cash and cash equivalents	(2,323,683)	(3,837,663)	(504,159)

Net increase in cash and cash equivalents	66,429,976	126,617,078	16,633,878
Cash and cash equivalents, beginning of the period	735,061,898	844,392,604	110,929,139

Cash and cash equivalents, end of the period	801,491,874	971,009,682	127,563,017

Supplemental disclosure of cash flow information
Cash paid during the period for income taxes	17,385,346	29,088,831	3,821,444

Supplemental schedule of non-cash investing and financing activities
Accruals related to land use right	(25,000,000)	—	—
Accruals related to purchase of property, equipment and software	(8,627,769)	(57,513,965)	(7,555,697)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying unaudited condensed consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries and certain variable interest entities (“VIE” or “VIEs”). The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.

The Group is principally engaged in the provision of travel related services including hotel reservation, air-ticketing, packaged-tour services, as well as, to a much lesser extent, Internet-related advertising and other related services.

On December 9, 2003, the Company registered its ordinary shares represented by American Depositary Shares (“ADS”) with the United States Securities and Exchange Commission (“SEC”) and was listed on the NASDAQ Global Market in the United States of America by offering 2,700,000 ADS, each ADS then representing two ordinary shares, at US$18 per ADS to the public. The net proceeds to the Company from the offering amounted to RMB 356,169,457, net of issuance costs paid.

On March 31, 2006, the Company announced a change in the ratio of its ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing one ordinary share, effective on April 11, 2006. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split. On July 12, 2007, the Company announced a change in the ratio of its ADSs to ordinary shares from one ADS representing one ordinary shares to two ADSs representing one ordinary share, effective on July 31, 2007. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split. All ADSs and per ADS amount in this unaudited condensed consolidated financial statements and related notes have been retroactively adjusted to reflect the above changes in ratio for all periods presented.

2. PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated interim financial statements as of June 30, 2007 and for the six-month period ended June 30, 2007 and June 30, 2006 reflect all normal recurring adjustments which, in the opinion of the Company, are necessary for a fair statement of the results for the interim periods presented. Results for the six-month period ended June 30, 2007 are not necessarily indicative of results for the entire accounting year ending December 31, 2007 or future periods.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Form 20-F for the year ended December 31, 2006.

Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and certain VIEs. All significant transactions and balances between the Company, its subsidiaries and certain VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company adopts Financial Accounting Standards Board (“FASB”) Interpretation No. 46—“Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, as amended, (“FIN 46R”). FIN 46R requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of the following VIEs are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

Name of VIE	Date of establishment/acquisition
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001

Guangzhou Ctrip Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003

Shanghai Ctrip Charming International Travel Agency Co., Ltd. (“Shanghai Ctrip Charming”)	Acquired on September 23, 2003

Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004

Nantong Tongcheng Information Technology Co., Ltd. (“Nantong Tongcheng”)	Established on April 16, 2007

The Company has voting control over the above VIEs based on the irrevocable powers of attorney and other related agreements between the Company and the principal shareholders of the VIEs, which consist of a director, three senior executives and a family member of a senior executive of the Company. These principal shareholders collectively own a 100% equity interest in all of the VIEs except for Shanghai Huacheng and Shanghai Ctrip Charming, which are 1.67% and 1.8% owned by third parties, respectively.

Variable interest entities

As of June 30, 2007, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in above. These VIEs are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership in these areas is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds an Internet content provider (“ICP”) license and is primarily engaged in the provision of advertising business on the Internet website. A director and a senior executive of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce as of June 30, 2007 was RMB 10,000,000.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a director of the Company collectively hold 98.33% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of June 30, 2007 was RMB 3,000,000.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A director of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip as of June 30, 2007 was RMB 4,500,000.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license and domestic travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior executives of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip as of June 30, 2007 was RMB 3,000,000.

Shanghai Ctrip Charming is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Charming holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services and air-ticketing services. Two senior executives of the Company collectively control 98.2% of the equity interest in Shanghai Ctrip Charming. The registered capital of Shanghai Ctrip Charming as of June 30, 2007 was RMB 5,000,000.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service and packaged tour services. Two senior executives of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip as of June 30, 2007 was RMB 2,500,000.

Nantong Tongcheng is a domestic company incorporated in Nantong, the PRC. Nantong Tongcheng was established in April 2007, and is still in its start-up period. One senior executive’s family member holds 100% of the equity interest in Nantong Tongcheng. The registered capital of Nantong Tongcheng as of June 30, 2007 was RMB 10, 000,000.

As of June 30, 2007, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

Powers of Attorney:    The equity owners of the VIEs irrevocably appointed the Company’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in VIEs and the appointment of the chief executive officer of the VIEs.

Share Pledge Agreements:    The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements.

Exclusive Technical Consulting and Services Agreements:    The Company provides the VIEs with technical consulting and related services and information services. The Company is the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for those services, the VIEs agree to pay the Company service fees. The service fees are eliminated upon consolidation.

Business Loan Agreement:    Loans were granted to certain principal shareholders with the sole and exclusive purpose of providing funds necessary for the capitalization and acquisition of the VIEs. As soon as the Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising, or Internet content provision business in the PRC, as applicable, the Company will exercise its exclusive option to purchase all outstanding equity interest of the VIEs and the Business Loan Agreements will be cancelled.

Foreign currencies

The Company’s reporting currency is the Renminbi (“RMB”). The Company’s subsidiaries and VIEs, with an exception of the subsidiary Ctrip.com (Hong Kong) Limited and C-Travel International Limited (“C-Travel”), use RMB as their functional currency. The Company’s functional currency is the currency of the primary economic environment in which it operates, which is RMB for most of the Company’s subsidiaries and VIEs. The Company’s subsidiaries Ctrip.com (Hong Kong) Limited and C-Travel operate primarily using the Hong Kong dollar (“HK$”) and United States dollars (“US$”), respectively, and therefore, the HK$ and US$ have been determined to be the functional currency for the subsidiaries, respectively.

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”) or The Hong Kong and Shanghai Banking Corporation Limited (the “HSBC”) prevailing at the dates of the transactions for PRC and Hong Kong subsidiaries respectively. Gains and losses resulting from foreign currency transactions are included in the unaudited condensed consolidated statements of operation. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC or HSBC at the balance sheet dates. All such exchange gains and losses are included in the statements of income. The exchange differences for the translation of group companies balances are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the unaudited condensed consolidated financial statements.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.6120, on June 30, 2007, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2007, or at any other rate.

Short-term investment

Short-term investment represents bank certificates of deposit with one year of maturity as of the date of acquisition.

Property, equipment and software

In June 2007, the Company substantially finished the construction of the new information and technology center in Shanghai. This new building now serves as our headquarters, 24-hour customer service center, product development center and administrative and support facilities. All direct costs of the construction were originally capitalized as construction in progress, and have been reclassified to property and equipment, when the building was substantially completed and available for use.

Share-based compensation

Effective January 1, 2006 the Company has adopted SFAS No. 123R, “Share-Based Payment”, (“SFAS No. 123R”), which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and superseded APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). In accordance with SFAS No. 123R, all grants of stock options are recognized in the financial statements based on their grant date fair values.

As of June 30, 2007, the Company adopted three option plans, which is 2000 Option Plan, 2003 Option Plan, and 2005 Option Plan. Under these share option plans, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. As of June 30, 2007, 5,262, 152,611, and 2,325,123 options were outstanding under the 2000 Option Plan, 2003 Option Plan, and 2005 Option Plan, respectively.

The Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Option Plan, the maximum aggregate number of shares, which may be issued pursuant to all Awards (including Incentive Share Options), is one million shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. As of June 30, 2007, no options were granted under the 2007 Incentive Plan.

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	1,959,950	22.8259	3.4088	77,504,396
Granted	946,900	58.3900
Exercised	(391,358)	18.4460
Forfeited	(32,496)	36.3516

Outstanding at June 30, 2007	2,482,996	36.9018	3.6149	103,611,059

Vested and expected to vest at June 30, 2007	2,328,955	36.5479	3.5940	98,007,231

Exercisable at June 30, 2007	557,486	18.4254	2.5241	33,563,206

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the closing stock price of the Company’s closing stock price of US$78.63 as of June 29, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on June 29, 2007.

The total intrinsic value of options exercised during the six-month period ended June 30, 2007 was US$22 million.

The following table summarized information related to outstanding and exercisable options as of June 30, 2007 (in US$, except shares):

Outstanding				Exercisable
Range of Exercise Prices	Number of shares	Weighted- Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
$0-$4.99	30,252	1.8772	0.7414	30,252	1.8772	0.7414
$5.00-$7.49	24,725	6.5551	1.3308	24,725	6.5551	1.3308
$7.50-$9.99	8,682	7.6500	1.3722	8,682	7.6500	1.3722
$10.00-$16.99	94,214	13.7025	2.0094	71,714	13.0580	1.9540
$17.00-$22.99	610,954	19.6357	2.6235	312,777	19.6622	2.6285
$23.00-$34.99	619,469	26.4508	3.4511	109,336	26.5267	3.4542
$35.00-$44.99	154,800	43.8500	4.1139	—	—	—
$45.00-$59.99	939,900	58.3900	4.6194	—	—	—

	2,482,996			557,486

The weighted average fair value of options granted during six-month period ended June 30, 2007 was US$17.9183 per share.

As of June 30, 2007, there was US$21 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which is expected to be recognized over a weighted average period of 2.0 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. During the six-month period ended June 30, 2007, total cash received from the exercise of share options amounted to RMB 61,642,882 (US$8.1 million).

The total fair value of options expensed during the six-month periods ended June 30, 2006 and 2007 was RMB 26,614,042 and RMB 41,686,911, respectively. There were no capitalized share-based compensation costs during the six-month periods ended June 30, 2006 and 2007.

Other income

Other income primarily consists of financial subsidies from local PRC government authority. During the six-month periods ended June 30, 2006 and 2007, the Group received financial subsidies amounting to RMB 3,283,524 and RMB 7,327,139, respectively. Such amounts were recorded as other income in the unaudited condensed consolidated statement of operations when the subsidies are received.

Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”), basic earnings per ordinary share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per ordinary share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Accounting policy on uncertain tax positions

The Company adopted the FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions, on January 1, 2007. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. As a result of the adoption of FIN 48, the Company did not have a cumulative effect adjustment to retained earnings as of January 1, 2007, nor any impact on the financial statements for the six-month period ended June 30, 2007. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor recognize any interest expense during the six-month period ended June 30, 2007.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties and prepayments and other current assets. As of December 31, 2006 and June 30, 2007, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the six-month periods ended June 30, 2006 and 2007. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2006 and June 30, 2007.

3. TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the six-month periods ended June 30, 2006 and 2007. Accordingly, no Hong Kong profit tax has been provided for.

China

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” the applicable EIT rates are 30% plus a local income tax of 3%, except for Ctrip Computer Technology, Ctrip Travel Information, Shanghai Huacheng and Shenzhen Ctrip.

Ctrip Computer Technology is currently entitled to a 18% EIT rate as it has been classified as a “High New Technology Development Enterprise” by relevant PRC government authorities. Ctrip Computer Technology’s qualification for the above preferential EIT rate is subject to annual re-assessment by the relevant government authorities.

Ctrip Travel Information historically enjoyed a preferential income tax rate of 15% as it is registered in Pudong New District, Shanghai. During the fourth quarter of 2004, Ctrip Travel Information obtained approval from the relevant tax bureau for full exemption of income tax for 2004 and a 50% reduction of the income tax statutory rate for the period from 2005 to 2007 as it obtained the status of “software development company”. Ctrip Travel Information’s qualification for the above preferential EIT rate is also subject to annual re-assessment by the relevant government authorities.

Shanghai Huacheng is entitled to a 30% tax reduction for each of the years from 2004 to 2006 since it is classified as an entity that provides job opportunities for unemployed individuals. According to the preferential tax policy, Shanghai Huacheng stops enjoying the 30% tax reduction from year 2007 and thereafter.

Shenzhen Ctrip is entitled to a preferential tax rate of 15%, granted by the local tax bureau as it is registered in the city of Shenzhen in China.

On March 16, 2007, the National People’s Congress passed a new tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a five-year transition period for the enterprises, whether foreign-invested or domestic, during which they are allowed to continue to enjoy their existing preferential tax treatments provided by the then applicable tax laws and administrative regulations. Preferential tax treatments will continue to be granted to enterprises which conduct businesses in certain encouraged sectors and to enterprises otherwise classified as “new and high technology enterprise strongly supported by the state,”

however, the new tax law does not define “new and high technology enterprise strongly supported by the state.” As at the date of these unaudited condensed consolidated financial statements are approved, detailed measures of the new EIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. The Company will evaluate the impact to its results of operations and financial positions of future periods as more detailed measures and other related regulations are announced.

Composition of income tax expense

The current and deferred portion of income tax expense included in the unaudited condensed consolidated statements of income for the six-month periods ended June 30, 2006 and 2007 are as follows:

	Six-month period ended June 30, 2006	Six-month period ended June 30, 2007
	RMB	RMB
Current income tax expense	(20,001,388)	(29,140,167)
Deferred tax benefits	925,378	1,153,200

Income tax expense	(19,076,010)	(27,986,967)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the six-month periods ended June 30, 2006 and 2007 are as follows:

	Six-month period ended June 30, 2006	Six-month period ended June 30, 2007
Statutory EIT rate	33%	33%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(25)%	(26)%
Non-deductible expenses incurred	7%	8%

Effective EIT rate	15%	15%

Significant components of deferred tax assets

	As of December 31, 2006	As of June 30, 2007
		RMB
Accrued liability for customer reward program	3,321,519	4,518,958
Deferred tax liabilities	(405,368)	(449,607)

Total deferred tax assets	2,916,151	4,069,351

We did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.

4. RELATED PARTY TRANSACTIONS

During the six-month periods ended June 30, 2006 and 2007, significant related party transactions were as follows:

	Six-month period ended June 30, 2006	Six-month period ended June 30, 2007
	RMB	RMB
Commissions from Home Inns & Hotel management Inc. and its affiliates (collectively, “Home Inns”)	2,908,116	3,748,125
Commissions from Hanting Hotels Inc. and its affiliates (collectively, “Hanting”)	388,382	1,556,241
Advertising expenses to Focus Media Holding Ltd.	1,543,900	—
Marketing expenses to Alibaba-Yahoo! China	500,000	—
Rental expense to a family member of a director	275,000	300,000

Two of our hotel suppliers, Home Inns and Hanting, have certain directors in common with our company. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the six-month periods ended June 30, 2006 and 2007 are then presented as above.

Two of our advertising suppliers, Focus Media Holding Ltd. and Alibaba -Yahoo! China have entered into agreements with us to provide certain advertising services for us. Focus Media Holding Ltd. has a director in common with our company. Alibaba -Yahoo! China is affiliated with a family member of one of our officers. Total advertising expenses to Focus Media Holding Ltd. and Alibaba -Yahoo! China for the six-month periods ended June 30, 2006 and 2007 are then presented as above.

We leased approximately 1,223 square meters of our office premises in Shanghai from a company controlled by a family member of one of our directors. Rental expense for the six-month periods ended June 30, 2006 and 2007 are presented as above.

As of December 31, 2006 and June 30, 2007, significant balances with related parties were as follows:

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB
Due from related parties:
Due from Home Inns	666,026	776,735
Due from Hanting	272,974	368,415

	939,000	1,145,150

Due to related parties:
Due to Home Inns	18,000	—
Due to related parties of a VIE	389,128	389,128

	407,128	389,128

The amounts due from and due to related parties as of December 31, 2006 and June 30, 2007 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf on each other. They are not collateralized, interest-free and have no fixed repayment terms.

5. EARNINGS PER SHARE

Basic earnings per ordinary share and diluted earnings per ordinary share were calculated in accordance with SFAS No. 128 as follows:

	Six-month period ended June 30, 2006	Six-month period ended June 30, 2007
	RMB	RMB
Numerator:
Net income	108,955,800	153,150,125

Denominator:
Denominator for basic earnings per ordinary share—weighted average shares outstanding	32,168,667	32,733,280
Dilutive effect of share options	871,125	1,119,667

Denominator for diluted earnings per ordinary share	33,039,792	33,852,947

Basic earnings per ordinary share	3.39	4.68

Diluted earnings per ordinary share	3.30	4.52

6. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases as of June 30, 2007. Future minimum lease payments for non-cancelable operating leases are as follows:

As of June 30, 2007
RMB
Less than 1 year	10,616,451
1 to 2 years	4,948,788
2 to 3 years	998,985

16,564,224

Rental expense amounted to RMB 6,873,678 and RMB 11,295,082 for the six-month periods ended June 30, 2006 and 2007, respectively. Rental expense is charged to the statements of operation when incurred.

Capital commitments

As of June 30, 2007, the Company had outstanding purchase commitments totaling RMB 5,452,800, which is related to the purchase of office equipment.

Guarantee

In connection with our air-ticketing business, the Company, on behalf of its VIEs, is required by the Civil Aviation Administration of China to provide guarantees for tickets obtained from various airlines. As of June 30, 2007, the amount under these guarantee arrangements was approximately RMB 450 million. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Contingencies

The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

PROSPECTUS

Ctrip.com International, Ltd.

American Depositary Shares

(each representing 0.5 ordinary shares, par value $0.01 per ordinary share)

This prospectus relates to the proposed sale from time to time by us or any selling shareholder of American Depositary Shares, or ADSs, of Ctrip.com International, Ltd., or Ctrip. Each ADS represents 0.5 ordinary shares, par value $0.01 per ordinary share, of Ctrip. We will not receive any proceeds from the ADSs sold by any selling shareholder.

Our ADSs are listed on the Nasdaq Global Market under the symbol “CTRP.” On August 3, 2007, the last reported sale price of our ADSs on the Nasdaq Global Market was $ 42.90 per ADS.

This prospectus may not be used to consummate any sales of securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering. We will provide the specific terms of any offering and the offered securities as well as information about the selling shareholders, if any, in one or more supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus.

Investing in our ADSs involves a high degree of risk. You should carefully consider the “ Risk Factors” which may be included in any prospectus supplement or which are incorporated by reference into this prospectus.

We or any selling shareholder may sell the securities to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of any underwriters will be stated in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2007.

i

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

(1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its affiliated Chinese entities;

(2) “shares” and “ordinary shares” refer to our ordinary shares;

(3) “ADSs” refers to our American depositary shares, each of which represents 0.5 ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

(4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this prospectus, excluding Taiwan, Hong Kong and Macau; and

(5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we or any selling shareholder may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we or any selling shareholder sell securities pursuant to the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained or incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” the negative of these terms, and other similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:

•	a slow-down of economic growth in China may adversely affect our growth and profitability;

•	declines or disruptions in the travel industry generally could reduce our revenues;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•	if we are unable to maintain existing travel suppliers, or establish new arrangements with travel suppliers similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete; and

•

if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the documents incorporated by reference herein or in any accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities and other risks outlined in our other filings with the SEC. The forward-looking statements included in this prospectus or incorporated by reference into this prospectus are made only as of the date of this prospectus or the date of the incorporated document, and we do not undertake any obligation to update the forward-looking statements except as required under applicable law.

OUR COMPANY

We are a leading travel service provider for hotel accommodations, airline tickets and packaged-tours in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also sell packaged-tours that include transportation and accommodations. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase airline tickets for domestic and international flights originating from China; and

•	choose and reserve packaged-tours that include transportation and accommodation, as well as guided tours in some instances.

We target our services primarily at business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this prospectus, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. In 2006 and for the six months ended June 30, 2007, we sold approximately 6.8 million and 4.3 million hotel room nights, respectively. As of June 30, 2007, we had secured room supply relationships with over 5,300 hotels in China and over 16,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of June 30, 2007, we had guaranteed room allotments, which allow us to sell rooms to our customers even during peak seasons and provide instant confirmation, with approximately 56% of the hotels in China with whom we have a supply relationship. Guaranteed room allotments accounted for approximately 75% of our hotel transactions in the six months ended June 30, 2007. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 90% and 86% of our revenues from our hotel reservation business in 2006 and for the six months ended June 30, 2007, respectively.

We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. In 2006 and for the six months ended June 30, 2007, we sold approximately 6.4 million and 4.8 million airline tickets, respectively. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 45 major cities in China.

We also offer independent leisure travelers bundled packaged-tour products, which include air-ticketing and hotel reservations. Our packaged-tour products cover a variety of domestic and international destinations.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. In 2006 and for the six months ended June 30, 2007, transactions effected through our customer service center accounted for approximately 70% of our transaction volume, while our websites accounted for the balance.

We have experienced significant growth since we commenced operations in 1999. Our revenues grew from RMB 105 million in 2002 to RMB 834 million (US$110 million) in 2006, which represented a compound annual growth rate, or CAGR, of 68% and our net income grew from RMB 14 million in 2002 to RMB 241 million (US$32 million) in 2006, which represented a CAGR of 103%. In the six months ended June 30, 2007, we generated total revenues of RMB 558 million (US$73 million) and had net income of RMB 153 million (US$20 million).

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law. Since our inception, we have conducted substantially all of our operations in China. Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880 and our principal website address is www.ctrip.com. The contents of our websites are not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

RISK FACTORS

Please see the factors set forth under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated in this prospectus by reference, and any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

Except as may be described otherwise in an accompanying prospectus supplement, (i) we intend to use the net proceeds from the sale of securities by us to fund capital expenditures and for other general corporate purposes and (ii) we will not receive any of the proceeds from the sale of our securities by any selling shareholder.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 100,000,000 ordinary shares, par value US$0.01 each, 33,041,111 of which are issued and outstanding, excluding ordinary shares issuable upon exercise of outstanding options. We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

We and certain selling shareholders of our company completed the initial public offering of 4,700,000 ADSs, each then representing two of our ordinary shares, par value US$0.01 per ordinary share, on December 12, 2003. On December 9, 2003, we listed our ADSs on the Nasdaq National Market, which is now known as the Nasdaq Global Market, under the symbol “CTRP.”

On December 21, 2004, certain selling shareholders of our company completed a public offering and sale of 1,914,000 ADSs, each then representing two of our ordinary shares, par value US$0.01 per ordinary share.

On April 11, 2006, we effected a change of the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing one ordinary share. On July 31, 2007, we effected a further change of the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to two ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this prospectus have been retroactively adjusted to reflect the changes in ratio for all periods presented.

Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law (2007 Revision).

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder present in person or by proxy and holding at least ten percent of the shares giving a right to vote at the meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders (holding no less than 33 1/3% of our outstanding voting shares) present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding not less than one-tenth of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any shares.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with our annual audited financial statements.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Certain of our shareholders have registration rights pursuant to the registration rights agreement dated December 8, 2003 between us and certain of our shareholders, as amended. To our knowledge, Rakuten, Inc. is the only shareholder with registration rights as of the date of this prospectus. Set forth below is a description of the registration rights granted to these shareholders and other material terms of the registration rights agreement.

Demand Registration Rights.    Holders of a majority of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, so long as the registrable securities requested by all holders of registrable shares to be registered exceed at least 15.0% of the total registrable securities then outstanding. However, we are not obligated to effect any such demand registration if we have within the six month period preceding the demand, already effected a registration under the Securities Act. We are not obligated to effect such demand registrations on more than three occasions.

Form F-3 Registration Rights.    Holders of a majority of the registrable securities have the right to request we file a registration statement under Form F-3. Such requests for registrations are not counted as demand registrations.

Piggyback Registration Rights.    Holders of registrable shares may require us to register all or any part of the registrable shares then held by such holders when we file any registration statement under the Securities Act other than a registration statement relating to any employee benefit plan or corporate reorganization.

Limitations on the Registration Rights.    The foregoing registration rights are subject to certain conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of ordinary shares to be registered by shareholders, and our right to delay for up to 90 days during any 12-month period following the filing of a registration statement if our board of directors determines that the registration would be seriously materially adverse to us and our shareholders at that time.

Other Material Terms.    We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. We have agreed to indemnify the holders of registration rights in connection with demand, Form F-3 and “piggyback” registrations in certain circumstances. Our obligations to register ordinary shares terminate seven years after the consummation of our initial public offering, or, with respect to any holder of registrable shares, such earlier time after the initial public offering at which such holder can sell all registrable shares held by it pursuant to Rule 144(k) of the Securities Act or holds one percent or less of the outstanding ordinary shares, and all registrable shares held by such holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Each American Depositary Receipt is a certificate evidencing a specific number of ADSs. Each ADS represents 0.5 ordinary shares (or a right to receive 0.5 ordinary shares) deposited with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian. Each ADR also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The depositary’s corporate trust office at which the ADRs are administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the shares underlying your ADSs. However, as a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

We are providing you with a summary of the deposit agreement. You should read this summary together with the deposit agreement and the ADR. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You can also inspect a copy of the deposit agreement at the corporate trust office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal offices of the custodian under the deposit agreement, currently located at 1 Queen’s Road, Central, Hong Kong. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•

Cash.    The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained without excessively burdensome or otherwise unreasonable efforts, or there are foreign exchange controls in place that prohibit such transfer, the deposit agreement allows The Bank of New York to distribute RMB only to those ADR holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADR holders who have not been paid. It will not invest RMB and it will not be liable for interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Taxation—U.S. Federal Income Taxation—Information Reporting and Backup Withholding.” The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert RMB, you may lose some or all of the value of the distribution.

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Shares.    The Bank of New York may distribute additional ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADS will also represent the new shares.

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Rights to Purchase Additional Shares.    If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver the ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, The Bank of New York will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for changes needed to put the restrictions in place.

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Other Distributions.    The Bank of New York will send to you anything else we distribute on deposited securities by means it thinks are legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

You may turn in your ADRs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver:

(1) the deliverable portion of the underlying shares to an account designated by you; and

(2) the deliverable portion of any other deposited securities underlying the ADR at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deliverable portion of the deposited securities at its corporate trust office.

Voting Rights

You may instruct The Bank of New York to vote the shares underlying your ADSs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

(1) describe the matters to be voted on; and

(2) explain how you, on a specified date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, in compliance with Hong Kong law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct or as described below.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

If we timely ask The Bank of New York to solicit your instructions and The Bank of New York does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The Bank of New York will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify The Bank of New York that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have a material and adverse impact on our shareholders.

Notices and Reports

Upon receipt of notice of any meeting of holders of ADSs or other deposited securities, if requested in writing by the company, The Bank of New York will, as soon as practicable thereafter, mail to the owners of ADRs a notice which contains (a) such information as is contained in such notice of meeting received by The Bank of New York from the company, (b) a statement that the owners of ADRs as of the close of business on a specified record date will be entitled, subject to any applicable provisions of Hong Kong and Cayman Islands law and of the Memorandum and Articles of Association of the company, to instruct The Bank of New York as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by their respective ADSs and (c) a statement as to the manner in which instructions may be given.

The Bank of New York will make available for inspection by registered holders at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the company, which are both (a) received by The Bank of New York as the holder of the deposited securities, and (b) made generally available to the holders of such deposited securities by the company. The Bank of New York will also, upon written request, send to the registered holders copies of such reports when furnished by the company pursuant to the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to The Bank of New York by the company will be furnished in English.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

• Each cancellation of an ADS, including if the deposit agreement terminates

US$0.02 (or less) per ADS (or portion thereof)	• Any cash payment

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADSs (or portion thereof) per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Registration or transfer fees

•      Transfer and registration of shares on the shares register of the registrar of the Foreign Registrar from your name to the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Conversion of RMB to U.S. dollars

• Cable, telex, and facsimile transmission expenses as are expressly provided in the deposit agreement

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the shares that are not distributed to you	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

We may agree with The Bank of New York to amend or extend the deposit agreement and the ADRs without your consent for any reason. If the amendment will cause any of the following results, the amendment will become effective 30 days after The Bank of New York notifies you of the amendment:

•	adds or increases fees or charges, except for:

•	taxes and other governmental charges;

•	registration fees;

•	cable, telex or facsimile transmission costs;

•	delivery costs or other such expenses; or

•	prejudices any important right of ADR holders.

At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. An amendment to the deposit agreement may include extending such agreement.

The Bank of New York will terminate the deposit agreement if we ask it to do so. In such case, The Bank of New York must notify you at least 90 days before termination. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days.

After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

•	collect distributions on the deposited securities;

•	sell rights and other property; and

•	deliver shares and other deposited securities upon cancellation of ADRs.

One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be an indemnification obligation and an obligation to account for the proceeds of the sale and other cash. After termination, our only obligations will be an indemnification obligation and our obligation to pay specified amounts to The Bank of New York.

Limitations On Obligations and Liability to ADR Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically provided for in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing our obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and The Bank of New York agree to indemnify each other under designated circumstances.

Requirements for Depositary Actions

The ADRs are transferable on the books of The Bank of New York, provided that The Bank of New York may close the transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if The Bank of New York or we think it advisable to do so.

Right to Receive the Shares Underlying the ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) The Bank of New York or we have closed its or our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting or (3) we are paying a dividend on the shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

The right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

In compliance with the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs, even if the ADRs are cancelled before the pre- release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•

before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release to 30.0% of total shares deposited, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1) the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

(2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial portion of our current operations is conducted in China, and substantially all of our assets are located in China. We also conduct part of our operations in Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder, our counsel as to Cayman Islands law and Commerce & Finance Law Offices, our counsel as to Chinese law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

(1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

TAXATION

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material U.S. federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States (including U.S. Treasury regulations and judicial and administrative interpretations thereof) as in effect on the date of this registration statement. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury Department guidance indicates that our ADSs, which are listed on Nasdaq (but not our ordinary shares), are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive Foreign Investment Company

Although there is no clear authority on how the contractual arrangements between us and our affiliated entities will be treated for purposes of the passive foreign investment company (“PFIC”) rules, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2007. Our actual PFIC status for 2007 will not be determinable until the close of the 2007 taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the 2007 taxable year or for any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market”

election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC can make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on Nasdaq and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on Nasdaq, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we furnish you annually with certain tax information, and we do not intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

PLAN OF DISTRIBUTION

We or any selling shareholder may sell our ordinary shares, represented by ADSs, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may solicit offers to purchase the securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our or their behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

From time to time, we may sell securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public.

We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include information about any underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make.

In connection with an offering, the underwriters, including any affiliate of ours that is acting as an underwriter or prospective underwriter, may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. These transactions may include overalloting the offering, creating a syndicate short position, and engaging in stabilizing transactions and purchases to cover positions created by short sales. Overallotment involves sales of the securities in excess of the principal amount or number of the securities to be purchased by the underwriters in the applicable offering, which creates a short position for the underwriters. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities in connection with an offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount it received because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, Ctrip and its subsidiaries.

In addition, we expect to offer securities to or through our affiliates, as underwriters, dealers or agents. Our affiliates may also offer the securities in other markets through one or more selling agents, including one another.

If so indicated in an applicable prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Unless otherwise indicated in an applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

LEGAL MATTERS

We are being represented by Latham & Watkins LLP with respect to legal matters of United States federal securities and New York State law. Certain legal matters in connection with this offering will be passed upon for the underwriters by a law firm named in the applicable prospectus supplement. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Office and for the underwriters by a law firm named in the applicable prospectus supplement. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law, Commerce & Finance Law Office with respect to matters governed by PRC law and Li & Partners with respect to matters governed by Hong Kong law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We will furnish to you, through the depositary, English language versions of any reports, notices and other communications that we generally transmit to holders of our ordinary shares.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this Act, we file annual reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 100 F Street, NE Washington, DC 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE Washington, DC 20549, at prescribed rates. You can obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2006 filed on April 12, 2007.

•

With respect to each offering of securities under this prospectus, all reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2006 filed on April 12, 2007, contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with US GAAP.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Ctrip.com International, Ltd.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

Tel: (86 21) 3406-4880

Attention: Tracy Cui, Director of Investor Relations

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.